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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDLUE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      INTEGRATED LIVING COMMUNITIES, INC.
                           (NAME OF SUBJECT COMPANY)

                             SLC ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                          WHITEHALL STREET REAL ESTATE
                            LIMITED PARTNERSHIP VII
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    45813N10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MICHAEL K. KLINGHER
                                85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 902-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            ROBERT B. SCHUMER, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                                  MAY 29, 1997

        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

                  Transaction Valuation*                      Amount of Filing Fee*
                        $86,590,975                                $17,318.20

* The transaction valuation assumes the purchase of shares of Common Stock at $11.50 per share in cash, which is based on (i) the number of shares of Common Stock represented by the Company to be outstanding, which number is 6,697,900 and (ii) the number of shares underlying outstanding stock options, which number is 831,750. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:...............................  N/A
                Form or Registration No.:.............................  N/A
                Filing Party:.........................................  N/A
                Date Filed:...........................................  N/A

                     TOTAL OF SEQUENTIALLY NUMBERED PAGES:
                  EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGE

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 1. NAME OF REPORTING PERSON

    SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SLC Acquisition Corp. -- 75-2709884

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
    (SEE INSTRUCTIONS)                                                   (b) [ ]

 3. SEC USE ONLY

 4. SOURCES OF FUNDS

    AF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F) [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None (0). See Section 12 of the Offer to Purchase, dated June 5, 1997, filed as Exhibit (a)(1) hereto.

 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES. (SEE INSTRUCTIONS.) [ ]

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    None (0)

10. TYPE OF REPORTING PERSON

    SLC Acquisition Corp. -- CO

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 1. NAME OF REPORTING PERSON
    SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Whitehall Street Real Estate Limited Partnership VII -- 75-2637050

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
    (SEE INSTRUCTIONS)                                                   (b) [ ]

 3. SEC USE ONLY

 4. SOURCES OF FUNDS

    OO, AF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(E) OR 2(F) [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None (0). See Section 12 of the Offer to Purchase, dated June 5, 1997, filed as Exhibit (a)(1) hereto.

 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES. (SEE INSTRUCTIONS.) [ ]

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

    None (0)

10. TYPE OF REPORTING PERSON

    Whitehall Street Real Estate Limited Partnership VII -- PN

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Integrated Living Communities, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 24850 Old 41 Road, Suite 10, Bonita Springs, Florida.

     (b) The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of the Company (the "Shares"). The information set forth in the Introduction and Section 1 ("Terms of the Offer, Expiration Date") of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and the high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by SLC Acquisition Corp., a Delaware corporation (the "Purchaser"), and Whitehall Street Real Estate Limited Partnership VII, a Delaware limited partnership (the "Parent"). The Purchaser is a wholly owned subsidiary of Parent.

     (a)-(d) and (g) See Section 9 ("Certain Information Concerning the Purchaser and the Parent") and Schedule I and Schedule II to the Offer to Purchase, which are incorporated herein by reference.

     (e) and (f) During the last five years none of the Purchaser or the Parent or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedules I and II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and the Parent"), Section 11 ("Background of the Offer, Contacts with the Company") and Section 12 ("Purpose of the Offer, Merger, Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction and Section 12 ("Purpose of the Offer, Merger, Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

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

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Margin Regulations and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purposes of the Offer, Merger, Plans for the Company") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Source and Amount of Funds"), Section 12 ("Purpose of the Offer, Merger, Plans for the Company"), Section 15 ("Certain Legal Matters") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 12, 15 and 16 of the Offer to Purchase, neither the Purchaser or Parent nor, to the best knowledge of the Purchaser or Parent, any of the persons listed in Schedules I and II to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None.

     (b)-(d) The information set forth in the Introduction, Section 7 ("Effect of the Offer on the Market for the Shares, Margin Regulations and Registration under the Exchange Act") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase, dated June 5, 1997.

          (2) Letter of Transmittal.

          (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (4) Form of Summary Advertisement, dated June 5, 1997.

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          (5) Form of Notice of Guaranteed Delivery.

          (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

          (8) Press Release dated May 30, 1997.

     (b) Commitment Letter dated June 3, 1997 between The Goldman Sachs Group, L.P. and Parent.

     (c) (1) Agreement and Plan of Merger dated as of May 29, 1997 among Parent, Purchaser and the Company.

          (2) Short Form Merger Option Agreement dated as of May 29, 1997 among Parent, Purchaser and the Company.

          (3) Voting and Tender Agreement dated as of May 29, 1997 between Integrated Health Services, Inc. and Parent.

     (d) None.

     (e) Not applicable.

     (f) None.

                                        6
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 5, 1997

                                        SLC Acquisition Corp.

                                        By:     /s/ ELIZABETH A. O'BRIEN
                                            ------------------------------------
                                            Name: Elizabeth A. O'Brien
                                            Title: Vice-President

                                        Whitehall Street Real Estate Limited
                                        Partnership VII

                                        By: WH Advisors, L.P. VII,
                                            its general partner,

                                        By: WH Advisors, Inc. VII,
                                            its general partner,

                                        By:     /s/ MICHAEL K. KLINGHER
                                            ------------------------------------
                                            Name: Michael K. Klingher
                                            Title: Vice-President

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                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE NO. IN SEQUENTIALLY
  NO.                                TITLE                                    NUMBERED COPY
-------  --------------------------------------------------------------  ------------------------
(a)(1)   Offer to Purchase, dated June 5, 1997.
(a)(2)   Letter of Transmittal.
(a)(3)   IRS Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(4)   Form of Summary Advertisement, dated June 5, 1997.
(a)(5)   Form of Notice of Guaranteed Delivery.
(a)(6)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(7)   Form of Letter to Clients for Use by Brokers, Dealers,
         Commercial Banks, Trust Companies and other Nominees.
(a)(8)   Press Release dated May 30, 1997.
(b)      Commitment Letter dated June 3, 1997 between The Goldman Sachs
         Group, L.P. and Parent.
(c)(1)   Agreement and Plan of Merger dated as of May 29, 1997 among
         Parent, Purchaser and the Company.
(c)(2)   Short form Merger Option Agreement dated as of May 29, 1997 among Parent, Purchaser and the Company.
(c)(3)   Voting and Tender Agreement dated as of May 29, 1997 between
         Integrated Health Services, Inc. and Parent.

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